Nasdaq Regulation

Eun Ah Choi
Vice President, Listing Qualifications
Deputy General Counsel

November 18, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 18, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from Crescera Capital Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant
Class A ordinary shares, par value $0.0001 per share
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Eun Ah Choi